EESTech, Inc
23011 Moulton Parkway, Suite A-10
Laguna Hills, California 92653

Tel : 1 (949) 380-4033
Fax : 1 (949) 380-1781
www.eestechinc.com

March 27, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. James A. Allegretto
Mr. Adam Phippen

Re:	EESTech, Inc. (f/k/a Aqua Dyne, Inc.)
Form 10-KSB for Fiscal Year Ended December 31, 2005
Form 10-QSB for Quarterly Period Ended March 31, 2006
Form 10-QSB for Quarterly Period Ended June 30, 2006
Filed March 20, 2006, May 11, 2006 and August 10, 2006
File No. 000-32863

Dear Messrs. Allegretto and Phippen:

The letter responds to the letter dated October 20, 2006 from your office with respect to our Form 10-KSB for the fiscal year ended December 31, 2005 and our Form 10-QSB for the quarterly period ended March 31, 2006 and June 30, 2006. For your convenience, the text of your letter has been included and our response is presented below each comment in boldface type.

Form 10-KSB for Year Ended December 31, 2005

Item 7. Financial Statements, page 15

Consolidated Statements of Cash Flows, page 22

1.
We reviewed your response to comment 1 from our comment letter dated September 29, 2006. A statement of cash flows of a Company with foreign currency transactions or foreign operations should report the reporting currency equivalent of foreign currency cash flows using the exchange rates in effect at the time of the cash flows. Please refer to paragraph 25 of SFAS 95. It does not appear that your statements of cash flows report cash flows using the exchange rates in effect at the time of the cash flows. Please revise in future filings.

U.S. Securities and Exchange Commission
March 27, 2007

The Company has reviewed the staff’s comment. In future filings, the Company will calculate the effect on cash of exchange rate changes in accordance with SFAS 95 and consider additional disclosure, if appropriate, to the extent such amounts are deemed material to investors by management.

Exhibit 31

2.
We reviewed your response to comment 2 from our letter dated September 29, 2006 and the proposed certification included in the response. Your certification should read exactly as set forth in Item 601(b)(31) of Regulation S-B. Please replace all references to “Registrant” with “small business issuer.” In this regard you still reference “Registrant” in paragraphs 4(a) and 5(b). Please ensure that Amendment No. 1 to Form 10-Q is similarly revised.

As requested, we have eliminated the references to “Registrant” in paragraphs 4(a) and 5(b) and replaced them with the term “small business issuer” to conform to the format provided in Item 601(b)(31) of Regulation S-B. Revised certifications were included in the amended Form 10-KSB and Form 10-QSBs.

Form 10-QSB for Quarterly Period Ended June 30, 2006

Item 1. Financial Statements, page 3

Statement of Changes in Stockholders’ Equity, page 5

3.
We reviewed your response to comment 3 from our letter dated September 29, 2006. It appears that you incurred a liability as of June 30, 2006 which was extinguished upon the issuance of the common stock in July. See paragraph 16 of SFAS 140. Please revise your financial statements accordingly.

The Company has reviewed the staff’s comment. During the fiscal quarter ended June 30, 2006, professional service fees were incurred and recorded as a liability by the Company. However, that liability was not extinguished during fiscal quarter ended June 30, 2006 because the Company’s transfer agent was unable to issue the common stock to the professional service provider until July 2006. Accordingly, the liability was not extinguished until the fiscal quarter ended September 30, 2006. In the fiscal quarter ended September 30, 2006 financial statements, the Company derecognized the liability after the liability had been extinguished by delivering shares of common stock of the Company to the professional service as payment for the liability. We believe that the Company properly recorded the liability and extinguishment of the liability in accordance with generally accepted accounting principles. In addition, the Company believes that the impact to the balance sheet related to this liability is insignificant and immaterial and any amendment to the June 30, 2006 financial statements would not be meaningful. However, the Company will re-evaluate this comment in preparation of future filings.

U.S. Securities and Exchange Commission
March 27, 2007

Notes to Consolidated Financial Statements, page 7

Subsequent Events, page 8

4.
We note your disclosure regarding the acquisitions of Methgen, Inc. and Liquatech Pty Ltd. We also note that you reported the events in Items 8.01 on Forms 8-K filed on August 3, 2006. Please tell us why you reported the events under Item 8.01 as opposed to Item 2.01. In addition, please tell us the fair value of the securities issued in exchange for the interests in Methgen, Inc. and Liquatech Pty. Ltd. If the acquisitions are significant, please amend the Forms 8-K filed on August 3, 2006 to report the events in Item 2.01 and file the audited financial statements and pro forma information required by Item 9.01 of Form 8-K.

As requested, we filed a Form 8-K/A with the Commission on January 31, 2007 to report the Liquatech Pty Ltd. transaction under Item 1.01 and Item 3.02 of Form 8-K. In connection with the Liquatech Pty Ltd. transaction, we supplementally confirm to you that the parties mutually agreed to delay the completion or settlement of the transaction until the second quarter of 2007. Accordingly, Item 2.01 of Form 8-K has not been triggered because the transaction has not been completed.

Finally, we intend to file a Form 8-K/A with the Commission to report the Methgen Inc. transaction under Item 2.01 and Item 3.02 of Form 8-K without financial statements and pro forma financial information. We supplementally confirm to you that the acquisition of all of the issued and outstanding shares of common stock of Methgen, Inc. in exchange for shares of common stock of the Company involved a significant amount of assets because the amount paid for the assets exceeded 10% of our total assets. (See Instruction 4(i) to Item 2.01 of Form 8-K) We also supplementally confirm to you that none of the conditions specified in the definition of significant subsidiary in Rule 1-02(w) of Regulation S-X exceed 20%; accordingly, financial statements for the business acquired (Methgen, Inc.) are not required to be filed pursuant to Rule 3-05(b)(2)(i) of Regulation S-X. In addition, we supplementally confirm to you that Methgen, Inc. has never prepared financial statements and we only received a copy of their 2005 federal tax return in connection with the transaction. During the transaction, we were advised that Methgen, Inc. was incorporated in September 2005 and its only activities prior to the transaction were the contribution of cash and then the use of that cash to acquire a license for the marketing and production rights to certain intellectual property rights in the United States.

U.S. Securities and Exchange Commission
March 27, 2007

Similarly, we do not intend to file pro forma financial information in reliance upon Rule 11-01(c) of Regulation S-X, which provides that the pro forma effects of a business combination need not be presented if separate financial statements of the acquired business are not included in the filing. Moreover, we do not believe the pro forma financial information would be required to be included in the filing pursuant to Rule 11-01(b) of Regulation S-X because none of the conditions specified in the definition of significant subsidiary in Rule 1-02(w) of Regulation S-X exceed 20%. For your convenience, we have included a draft Form 8-K/A to report the Methgen, Inc. transaction for your review. Once we have adequately addressed your concerns with respect to the Methgen, Inc. transaction, we intend to file the Form 8-K/A with the Commission.

In the event that the staff has any further requests or matters seeking clarification, please feel free to contact our Company Secretary, Ian Hutcheson, at your earliest convenience at 61 7 3832 9883 or by fax 61 7 3832 1336.

Yours Sincerely, Ian L. Hutcheson Company Secretary